UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)

PHILLIPS 66 PARTNERS LP
(Name of issuer)

Common Units Representing Limited Partner Interests
(Title of class of securities)
718549 207
(CUSIP number)
Paula A. Johnson
Vice President, General Counsel and Secretary
2331 City West Boulevard
Houston, Texas 77042
(855) 283-9237
(Name, address and telephone number of person authorized to receive notices and communications)
October 6, 2017
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or 13d-1(g), check the following box:☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 718549 207	SCHEDULE 13D/A	Page 2 of 9

1.	Name of Reporting Person; PHILLIPS 66
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 68,760,137(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 68,760,137 (1)
11.	Aggregate amount beneficially owned by each reporting person 68,760,137 (1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 56.6%
14.	Type of reporting person CO

(1)
Effective October 6, 2017, Phillips 66 Project Development Inc. ("P66 PDI") beneficially owns 68,760,137 common units representing limited partner interests ("Common Units") in the Issuer. Phillips 66 Company ("P66 Company") owns all of the common stock of P66 PDI. Phillips 66 ("PSX") owns all of the common stock of P66 Company. Accordingly, PSX and P66 Company may be deemed to indirectly beneficially own the Common Units held by P66 PDI.

CUSIP NO. 718549 207	SCHEDULE 13D/A	Page 3 of 9

1.	Name of Reporting Person: PHILLIPS 66 COMPANY
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 68,760,137 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 68,760,137 (1)
11.	Aggregate amount beneficially owned by each reporting person 68,760,137 (1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 56.6%
14.	Type of reporting person CO

(1)
Effective October 6, 2017, Phillips 66 Project Development Inc. ("P66 PDI") beneficially owns 68,760,137 common units representing limited partner interests ("Common Units") in the Issuer. Phillips 66 Company ("P66 Company") owns all of the common stock of P66 PDI. Phillips 66 ("PSX") owns all of the common stock of P66 Company. Accordingly, PSX and P66 Company may be deemed to indirectly beneficially own the Common Units held by P66 PDI.

CUSIP NO. 718549 207	SCHEDULE 13D/A	Page 4 of 9

1.	Name of Reporting Person: PHILLIPS 66 PROJECT DEVELOPMENT INC.
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 68,760,137 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 68,760,137 (1)
11.	Aggregate amount beneficially owned by each reporting person 68,760,137 (1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 56.6%
14.	Type of reporting person CO

(1)
Effective October 6, 2017, Phillips 66 Project Development Inc. ("P66 PDI") beneficially owns 68,760,137 common units representing limited partner interests ("Common Units") in the Issuer. Phillips 66 Company ("P66 Company") owns all of the common stock of P66 PDI. Phillips 66 ("PSX") owns all of the common stock of P66 Company. Accordingly, PSX and P66 Company may be deemed to indirectly beneficially own the Common Units held by P66 PDI.

CUSIP NO. 718549 207	SCHEDULE 13D/A	Page 5 of 9

Explanatory Note: This Amendment No. 6 (this "Amendment") amends and supplements the statement on Schedule 13D concerning the common units representing limited partner interests ("Common Units") in Phillips 66 Partners LP (the "Issuer") filed by Phillips 66 ("PSX"), Phillips 66 Company ("P66 Company") and Phillips 66 Project Development Inc. ("P66 PDI" and, together with PSX and P66 Company, the “Reporting Persons”) on March 11, 2014, as amended by Amendment No. 1 dated December 1, 2014, Amendment No. 2 dated March 2, 2015, Amendment No. 3 dated May 13, 2015, Amendment No. 4 dated May 10, 2016, and Amendment No. 5 dated October 14, 2016 (the "Initial Statement"). The Initial Statement shall not be modified except as specifically provided herein.

Item 2.	Identity and Background.
Item 2 of the Initial Statement is hereby supplemented as follows:

The information required by subparagraphs (a), (c) and (f) of this Item with respect to the directors and executive officers of the Reporting Persons is set forth on Schedule I attached hereto and is incorporated herein by reference.

CUSIP NO. 718549 207	SCHEDULE 13D/A	Page 6 of 9

Item 3.	Source and Amount of Funds or Other Consideration
On September 19, 2017, the Issuer entered into a Contribution, Conveyance and Assumption Agreement (the “Contribution Agreement”) with P66 PDI, P66 Company, and Phillips 66 Partners GP LLC, a wholly owned subsidiary of P66 PDI (the “General Partner”). Pursuant to the Contribution Agreement, the Issuer agreed to acquire from P66 PDI an indirect 25% interest in each of Dakota Access, LLC and Energy Transfer Crude Oil Company, LLC and a direct 100% interest in Merey Sweeny, L.P. (“MSLP”) (the "Acquisition"). Total consideration for the Acquisition was approximately $1.65 billion, consisting of approximately $372 million in cash; the assumption of certain liabilities under which P66 PDI was the obligor; the issuance of 4,713,113 common units of the Issuer ("Common Units") to P66 PDI; and the issuance of 292,665 general partner units of the Issuer (“GP Units”) to the General Partner to maintain its 2 percent general partner interest in the Issuer. The Common Units were issued to P66 PDI on October 6, 2017, in connection with the closing of the Acquisition.

The foregoing descriptions of the Contribution Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Contribution Agreement filed as Exhibit 1 hereto, which is incorporated in its entirety in this Item 3.

CUSIP NO. 718549 207	SCHEDULE 13D/A	Page 7 of 9

Item 4. Purpose of Transaction.
Item 4 of the Initial Statement is hereby amended and supplemented as follows:
The purpose of the acquisition by P66 PDI of the Common Units and GP Units that were the subject of the Contribution Agreement is for general investment purposes.
Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire, retain or sell all or a portion of the Common Units in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Units; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as set forth above, the Reporting Persons and Related Persons have no present plans or proposals that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interests in Securities of the Issuer
Item 5 of the Initial Statement is amended and supplemented as follows:
(a) P66 PDI beneficially owns 68,760,137 Common Units, representing approximately 56.6% of the Issuer’s outstanding Common Units. The percentage of limited partner interests owned by P66 PDI is based upon 121,522,819 Common Units outstanding as of October 6, 2017, based on information provided by the Issuer. P66 Company owns all of the common stock of P66 PDI and PSX owns all of the common stock of P66 Company. Accordingly, PSX and P66 Company may be deemed to indirectly beneficially own the Common Units held by P66 PDI
(c) Except as set forth in Item 3 of this Schedule 13D and below, P66 PDI has not effected any transactions in the Issuer’s Common Units within the past 60 days and neither P66 Company, PSX nor any person listed on Schedule I has effected any transactions in the Issuer’s Common Units within the past 60 days:

CUSIP NO. 718549 207	SCHEDULE 13D/A	Page 8 of 9

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Initial Statement is hereby amended and supplemented as follows:
Item 3 above summarizes certain provisions of the Contribution Agreements and is incorporated herein by reference. A copy of each of the Contribution Agreements is attached as an exhibit to this Schedule 13D, and are incorporated by reference herein.

Item 7. Material to be Filed as Exhibits
Exhibit No.	Description
1
Contribution, Conveyance and Assumption Agreement dated as of September 19, 2017, by and among Phillips 66 Partners LP, Phillips 66 Project Development Inc., Phillips 66 Company, and Phillips 66 Partners GP LLC. (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed on September 25, 2017).

CUSIP NO. 2718549 207	SCHEDULE 13D/A	Page 9 of 9

SIGNATURES
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2017	PHILLIPS 66
	By:	/S/ Paula A. Johnson
Paula A. Johnson Executive Vice President, Legal, General Counsel and Corporate Secretary

Dated: October 11, 2017	PHILLIPS 66 COMPANY
	By:	/S/ Paula A. Johnson
Paula A. Johnson Executive Vice President, Legal, General Counsel and Corporate Secretary

Dated: October 11, 2017	PHILLIPS 66 PROJECT DEVELOPMENT INC.
/S/ Paula A. Johnson
Paula A. Johnson
Vice President

Schedule I
Information regarding each director and executive officer of Phillips 66, Phillips 66 Company, and Phillips 66 Project Development Inc. is set forth below.

Phillips 66
Name, Title	Principal Occupation	Citizenship
Directors
Greg C. Garland	Chairman of the Board and CEO of Phillips 66	U.S.
Gary K. Adams	Director, Phillips 66	U.S.
J. Brian Ferguson	Director, Phillips 66	U.S.
William R. Loomis, Jr.	Independent financial advisor	U.S.
John E. Lowe	Non-Executive Chairman, Apache Corporation	U.S.
Harold W. McGraw III	Chairman Emeritus of McGraw Hill Financial	U.S.
Denise L. Ramos	CEO and President of ITT Inc.	U.S.
Glenn F. Tilton	Director, Phillips 66	U.S.
Victoria J. Tschinkel	Vice-Chairwoman of 1000 Friends of Florida	U.S.
Marna C. Whittington	Director, Phillips 66	U.S.
Executive Officers
Greg C. Garland	Chairman of the Board and CEO	U.S.
Tim G. Taylor	President	U.S.
Robert A. Herman	Executive Vice President, Refining	U.S.
Paula A. Johnson	Executive Vice President, Legal, General Counsel, and Corporate Secretary	U.S.
Kevin J. Mitchell	Executive Vice President, Finance and CFO	U.S.
Chukwuemeka A. Oyolu	Vice President and Controller	U.S.

Phillips 66 Company
Name, Title	Principal Occupation	Citizenship
Directors
Paula A. Johnson	Executive Vice President, Legal, General Counsel, and Corporate Secretary (Phillips 66)	U.S.
John D. Zuklic	Vice President and Treasurer (Phillips 66)	U.S.
Executive Officers
Greg C. Garland	Chairman of the Board and CEO	U.S.
Tim G. Taylor	President	U.S.
Robert A. Herman	Executive Vice President, Refining	U.S.
Paula A. Johnson	Executive Vice President, Legal, General Counsel, and Corporate Secretary	U.S.
Kevin J. Mitchell	Executive Vice President, Finance and CFO	U.S.
Chukwuemeka A. Oyolu	Vice President and Controller	U.S.

Phillips 66 Project Development Inc.
Name, Title	Principal Occupation	Citizenship
Directors
Paula A. Johnson	Executive Vice President, Legal, General Counsel, and Corporate Secretary (Phillips 66)	U.S.
John D. Zuklic	Vice President and Treasurer (Phillips 66)	U.S.
Executive Officers
Tim G. Taylor	President	U.S.
Robert A. Herman	Vice President	U.S.
Paula A. Johnson	Vice President	U.S.
Ron W. Armstrong	Vice President	U.S.
John D. Zuklic	Vice President and Treasurer	U.S.
Chukwuemeka A. Oyolu	Vice President	U.S.